Filed by Eversource Energy

(Commission File No. 001-05324) pursuant

to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Connecticut Water Service, Inc.

(Commission File No. 000-08084)

Eversource Energy (“Eversource”)

First Quarter 2018 Financial Results Conference Call, May 3, 2018

Full Transcript

Operator

Welcome to the Eversource Energy First Quarter 2018 Results Conference Call. My name is Vanessa and I will be your operator for today’s call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. Please note that this conference is being recorded and I will now turn the call over to Mr. Jeffrey Kotkin. You may begin sir.

Jeff Kotkin, VP Investor Relations

Thank you, Vanessa. Good morning and thank you for joining us. I’m Jeff Kotkin, Eversource Energy’s Vice President for Investor Relations. During this call, we’ll be referencing slides that we posted last night on our website. As you can see on slide one some of the statements made during this investor call may be forward-looking as defined within the meaning of the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and are subject to risk and uncertainty, which may cause the actual results to differ materially from forecasts and projections. Some of these factors are set forth in the news release issued yesterday. Additional information about the various factors that may cause actual results to differ can be found in our Annual Report on Form 10-K for the year ended December 31, 2017.

Additionally, our explanation of how and why we use certain non-GAAP measures is contained within our news release and the slides we posted last night and in our most recent 10-K.

Turning to slide 2. Speaking today will be Phil Lembo, our Executive Vice President and CFO; and Lee Olivier, our Executive Vice President for Enterprise Energy Strategy and Business Development. Also joining us today are Jay Buth, our Controller; Christine Vaughan, our Treasurer and John Moreira our VP for Financial Planning and Analysis.

Now I will turn to slide 3 and turn over the call to Phil.

Philip J. Lembo, Chief Financial Officer and EVP

Thank you, Jeff and welcome, everybody. Today, I’ll cover several items: our first quarter 2018 financial results and update on some key regulatory dockets, recent financing activity and our activities related to Connecticut Water. We had a strong start to 2018 with earnings right in line with expectations. We achieved some important regulatory outcomes and continue to provide very high levels of service reliability to our customers. As we noted in the earnings news release, we continue to forecast 2018 earnings between $3.20 and $3.30 per share and long-term earnings growth of 5% to 7%.

I’ll start with our first quarter 2018 results on slide 3. Earnings were $0.85 per share in the quarter, compared to $0.82 in 2017. The primary driver for the increase was improved transmission segment earnings where we earned $0.34 per share, compared to $0.30 per share in ‘17. The increase was due to continued investment in our transmission system to maintain performance and improve reliability for customers. The electric distribution earnings totaled $0.33 compared to $0.36 last year. The decrease was primarily due to lower generation earnings resulting from the sale of our fossil generation facilities in January and high depreciation, property tax and O&M expense. As most of you know, we had significant storm activity in March of this year, very significant, particularly in Eastern Massachusetts as a result of a series of Nor’easters that hit us over an 11-day span.

First of all, I want to thank our customers for their patience during our restoration work and our employees for their tremendous work efforts in these very difficult conditions. Overall, the response to our restoration work from customers and regulators was quite positive. The vast majority of the restoration cost, about $150 million, was deferred under regulatory mechanisms for future recovery. However, some costs were not deferred, and in the quarter, storm-related costs raised our O&M by about a penny.

Our natural gas segment earned $0.18 per share, compared with $0.16 last year. The increase was due primarily to higher sales. This was partially offset by higher O&M costs. Our new water segment earned about $1.5 million in the first quarter. These results are typical for Aquarion in the winter when customer usage is at the lightest. Generally about half of Aquarion’s earnings occur in the third quarter. At the Eversource Energy parent, we were down just slightly compared with last year and this was primarily due to higher interest expense.

Slide 4 provides you with a status of where we stand on implementing tax reform across our regulated companies, both at the state and the federal level. I guess the best way I could characterize this, it’s a work-in-progress with the various regulators. We’re currently developing plans for passing along the benefits of lower taxes to customers and we’ll make the required filings at various times throughout the year.

On slide 5, we profile the three-year rate settlement approved just a few weeks ago by the Connecticut Public Utility Regulatory Authority and implemented just this week. We considered the settlement, the first that CL&P was able to achieve in a general rate case in 30 years, to really be very good for all parties. It provides us with the resources we need to continue to provide great service to our customers while at the same time providing both customers and the company with rate certainty over the next three years.

Turning to slide 6, on March 27th, the owners of New England’s electric transmission facilities received some good news when a FERC administrative law judge ruled that the region’s existing transmission ROEs were neither unjust nor unreasonable. He recommended that FERC maintain the current ROE of 10.57% and the incentive cap of 11.74%. The case now moves to the full commission.

As I mentioned earlier, we closed on the sale of our fossil units in January. The sale of the PSNH hydro units is pending FERC approval of the license transfer. Earlier this week, we priced nearly $636 million of securitization debt as part of the divestiture process. With the proceeds PSNH is paying down short-term debt, and to maintain its targeted capital structure is returning and equity capital components of the Eversource parent, which in turn will also pay down debt. PSNH customers are already seeing the benefits of divestiture in terms of lower energy rates that became effective earlier this year.

Finally, turning to slide 7, I’ll briefly discuss our interest in Connecticut Water. On April 19th, we publicly disclosed that we had made a proposal to acquire Connecticut Water for $63.50 per share in cash or Eversource shares, at the election of Connecticut Water shareholders. We strongly believe that our proposal delivers more value and benefits to Connecticut Water stakeholders than the alternative merger that Connecticut Water Board is recommending to its shareholders.

It’s important that I reiterate a few things. Eversource will only do deals that are accretive to earnings.

We remain disciplined in our efforts concerning Connecticut Water and would not pursue a transaction unless we expect it to be accretive in the first year. The merger that created NSTAR and the merger that created Eversource were both accretive in the first 12 months and the Aquarion deal is on track to be accretive in year one as well. Also, we remain confident in our 5% to 7% long-term earnings growth rate regardless of whether this initiative with Connecticut Water succeeds. Our rate base and earnings growth profile which we’ve extended through 2021 is very transparent to the investment community and builds on a long track record of us meeting and exceeding our commitments to investors.

Although relatively small in terms of overall Eversource, Connecticut Water would represent a very nice addition to our water business. Our superior proposal would combine Connecticut Water with our Aquarion Water subsidiary, a Connecticut-based company. 85% percent of Connecticut Water’s 125,000 customers are in Connecticut. It would be an excellent strategic and geographic fit with Aquarion, which has 90% of its 230,000 customers in Connecticut, and all the other customers served by the 2 companies are in New England. By bringing together these 2 water companies we would create the third largest shareholder-owned water company in the country, one that would be very well positioned to meet the long-term clean water needs of about 350,000 New England customers and their communities.

Aquarion has been part of the Eversource family for only five months, but it’s easy to see why its J.D. Power customer satisfaction ranking is top notch and why it is regularly rated as one of the top places to work in Connecticut. Aquarion is a very well-run company. In terms of Connecticut Water, Eversource attempted to engage Connecticut Water’s Board in discussions during the latter part of 2017 and early 2018, but Connecticut Water’s management team and Board have not yet engaged with us.

We were surprised when on March 15th, Connecticut Water announced an agreement to be taken over by San Jose Water, an operator from the other side of the continent rather than engage with us. We already serve 1.75 million electric and natural gas and water customers in Connecticut. On April 27th, we filed the preliminary proxy materials with the SEC allowing us to begin a process of informing the shareholders of Connecticut Water of the facts surrounding the proposed San Jose takeover. We believe that a vote against the San Jose takeover proposal will send a message to the Connecticut Water Board that it should consider Eversource’s proposal. It’s important to note that we’re not asking Connecticut Water shareholders to approve the Eversource proposal at this time. We are urging Connecticut Water shareholders to insist that members of the Connecticut Water management team and Board just simply meet with us to discuss our proposal.

That concludes my comments and now I’ll turn it over to Lee.

Leon J. Olivier, EVP of Enterprise Energy Strategy and Business Development

Okay. Thanks, Phil. I’ll provide you with an update on our major projects and then turn the call over to Jeff for questions and answers. I’ll start with Northern Pass. On March 30th, the New Hampshire Site Evaluation Committee issued a written order confirming its February 1st vote to deny us a permit to build Northern Pass. As you can see from slide 8, we have secured virtually every other approval of the project. On both sides of the border, we anticipated receiving an Army Corps of Engineers permit months from the New Hampshire SEC approval was received.

As I mentioned previously, we’re very disappointed with the decision given the billions of dollars of economic benefits, the project would bring to New Hampshire, the significant reduction in the region’s carbon emissions it would provide, as well as improvements to fuel diversity and Electric Reliability in the region. On April 27th, we asked the New Hampshire SEC to reconsider its rule. The New Hampshire SEC has scheduled a meeting on request for reconsideration on May 24 with a follow-up meeting scheduled for June 4th if needed. If the New Hampshire SEC ultimately does not reconsider its decision, the next step would be to appeal the New Hampshire Supreme Court. As you can read in our request for reconsideration, we have concluded that there were numerous flaws in the New Hampshire SEC decision making process. We will keep you abreast on our progress as we move forward on this important project for New Hampshire and the region.

Turning from Northern Pass to off-shore wind in slide 9, we would like to recall that in December, we and our partner posted Bay State Wind into the first Massachusetts offshore wind RFP. We’ve bid two proposals, one for 400 hundred megawatts, the other for 800 megawatts. The Massachusetts Department of Energy Resources and the State’s three investor-owned utilities continue to evaluate the bids by us and by two other parties and we expect the winning bidder or bidders to be announced on May 23rd. While that date is a month later than the evaluator’s original schedule, they are still targeting filing contracts with the Department of Public Utilities by July 31. Connecticut is also conducting an RFP for clean-energy resources, and last month we bid approximately 200 megawatt into the RFP as well. A winning bidder in that RFP is expected by mid-year. As you can see on the slide, there are initiatives in Rhode Island and New York as well. Earlier this year, Rhode Island Governor Gina Raimondo directed our energy team to work with the state’s electric utility to issue a procurement for 400 megawatts of clean energy by the summer. The administration is currently assessing its options for moving the process along. Orsted is by far the world leader in off-shore wind development and we are the leading developer of electric transmission and clean energy solutions in New England, so we consider our partnership to be the best positioned to provide the region with substantial clean energy and economic development benefits that offshore wind can offer. Now I’d like to turn the call back over to Jeff for questions and answers.

Jeff Kotkin, VP Investor Relations

Thank you, Lee. And I will turn it back to Vanessa to remind you how to enter your questions.

Questions and Answers

Operator

Thank you, (Operator Instructions).

Jeff Kotkin, VP Investor Relations

Thank you; Vanessa. Our first question this morning is from Greg Gordon from Evercore ISI. Good morning, Greg.

Greg Gordon, Analyst

Good morning. How are you guys?

Jeff Kotkin, VP Investor Relations

All right.

Greg Gordon, Analyst

So I’m just wondering what the cadence is going to be with regard to getting updates over the course of the year over how the capital expenditure forecast is evolving. And forgive me for — let’s presume the Northern Pass winds up not being approved on appeal. You’ve obviously laid out on page 9, the upcoming offshore wind RFPs. But are there other irons in the fire in terms of contemplated changes to the CapEx budget that are just sort of normal cycle aspects of the capital plan in other states that we might be looking forward to an update on later this year? And then I have a follow-up.

Philip J. Lembo, Chief Financial Officer and EVP

Yeah, sure. Greg, this is Phil. In our year-end call when we provided the guidance going forward, we really talked about close to an $11 billion capital plan which was $1 billion really higher than the previous plan we had, and that’s with no change in spending for NPT. So those are — that’s all additional spending, whether it’d be in the transmission business. We have close to a $1 billion of — I’m sorry, close to $0.5 billion in terms of spending at Aquarion and our water business. So there is — there was a significant amount of capital and projects laid out at that time. We also talk about our rate base growth of being 8.1% and Northern Pass is really only 1.5% of that. So 8.5% CAGR on our rate base growth, so the rate base would be somewhere close to 22 billion at the end of the period. So as changes might happen to that, we would update you, but just laying that sort of spending plan and investment thesis out, there is really no changes to it at this time.

Greg Gordon, Analyst

Okay. And there has been some contemplation that perhaps this Connecticut Water bid is a function of you starting to see a lack of opportunity to deploy incremental capital in your core electricity and gas businesses in ways that allow you to be sustainably inside that 5% to 7% earnings growth rate, would you care to comment on that impression that some people are drawing from it?

Philip J. Lembo, Chief Financial Officer and EVP

Yes, I’d say that impression is absolutely wrong and that we’re confident in our 5% to 7% long-term EPS growth regardless of this initiative. So that’s what I’d say as a comment.

Greg Gordon, Analyst

Okay. Thank you guys.

Jeff Kotkin, VP Investor Relations

Thanks, Greg. Next question this morning is from Praful Mehta from Citi. Good morning, Praful.

Praful Mehta, Analyst

Good morning. Thanks guys. So I guess following up a little bit on Greg’s question on the Connecticut Water side if you really don’t need this acquisition for the 5 to 7 growth, I’m struggling a little bit with the need to pursue this acquisition so aggressively, it is a relatively small acquisition, but you’re going to now spend time and resources to try and pursue the deal, I am struggling a little bit to understand why kind of push it so much if it really is not needed?

Philip J. Lembo, Chief Financial Officer and EVP

I said it wasn’t to Greg’s question in terms of needed to get to the growth rate. It is an excellent strategic and geographic fit. If you look at the Connecticut Water franchise along with our Aquarion franchise, it really provides a compelling proposition for shareholders, employees and really the broader Connecticut community in general. Further, water investments of this scale are really infrequent - to see something with $500 million of rate base. So the strategic and geographic fit and the compelling benefits to shareholders, employees and the communities in Connecticut and the other states that the companies operate in are the driving force.

Praful Mehta, Analyst

Got you, understood. And you said it is accretive to earnings, is that in the stock case or cash case or it’s either?

Philip J. Lembo, Chief Financial Officer and EVP

We’ll not to speculate on what the final outcome could be, because we — as I said — we just want a chance to discuss our proposal at this stage. But you should expect that any proposed transaction with Connecticut Water would be accretive to Eversource. So that’s the way that the proposed transaction would be developed.

Praful Mehta, Analyst

Got you, Phil. And just finally quickly clarifying for Northern Pass in your current numbers for 2018, is there any element of Northern Pass built in, AFUDC or otherwise?

Philip J. Lembo, Chief Financial Officer and EVP

Well the project is a viable project and it is — we do have some spending in 2018 that we’ll have to make a determination as we move through the year. We’ve said that $300 million of capital is in the capital plan for Northern Pass. So we’d have to make a determination during the course of the year whether or not we’ve spent that. But AFUDC is being calculated on Northern Pass.

Praful Mehta, Analyst

Got you. Thank you, guys.

Jeff Kotkin, VP Investor Relations

Thank you, Praful. Next question is from Stephen Byrd from Morgan Stanley. Good Morning, Stephen.

Stephen Byrd, Analyst

Good morning. I wanted to touch on two higher level sort of topics, and one is just on — at FERC in terms of transmission ROEs you laid out, I think, on slide 6, just the variety of processes. In your view, is there some potential for a broader sort of review or streamlining of the approach taken at FERC in terms of assessing ROEs or just some way to do with the logjam, just at a high level, curious if there is some way to think through a more efficient approach here to dealing with these sort of pile up of complaints that’s occurred?

Philip J. Lembo, Chief Financial Officer and EVP

This is Phil, Stephen. We would hope so and we had talked about that could be — there could be an opportunity to do that just given the pancake of complaints started there and the status that they are in and with the new commission able to look at things in a way that is different and comprehensive, because they have all the cases now laid out in front of them. I think we’d like to see something like that happen, but I don’t have any insight into whether or not it would move down that path.

Stephen Byrd, Analyst

Understood. And then just shifting gears over to offshore wind, I’d agree with your characterization of Orsted and it certainly makes sense to pursue these opportunities. One topic I guess I think about with offshore wind is, in Europe, the infrastructure is quite mature and advanced and they’ve been able to reduce the cost of offshore wind. At a high level, how do you think about the need in the United States to be able to adopt that infrastructure, just any risk in terms of being able to achieve that kind of progress that’s been made in Europe and just what kind of infrastructure needs the US would have to be able to sort of catch up to where Europe is?

Leon J. Olivier, EVP of Enterprise Energy Strategy and Business Development

Yeah, Stephen, this is Lee. And then I would just say that the infrastructure build out in the US is that expands, in particular once you get much above 1,000 megawatts of infrastructure, you really have the catalyst to create a US-based manufacturing. And probably some of you have seen recently, there’s a company called EEW, it’s the German foundation manufacturer, does about 80% of all of the wind turbines for Orsted. They have announced that they’re going to relocate in Massachusetts, they’re looking at sites in Boston, New Bedford and Fall River. So they see the opportunity — and in the conversations that we’ve had with other manufacturers, whether it’s with the turbines and foundations and cabling. They see the opportunity here as being very large over the course of the next 20 years to the extent could be somewhere between 15,000 and 20,000 megawatt. So we think when you view the outcome of the RFP, we think most people will be surprised about the decline in cost even in the beginnings of offshore wind in the US. We see the cost curve coming down and we see more development and manufacturing taking place in the US.

Stephen Byrd, Analyst

That’s super helpful. That’s all I had. Thank you.

Operator

Thanks. Next question is from Michael Lapides from Goldman Sachs. Good morning, Michael.

Michael Lapides, Analyst

Hey, good morning guys. Thank you for taking my question. A little follow-up. Just want to make sure when I think about offshore wind. Who bears the risk of construction costs — and this will be a little bit of the first of the kind in the US for whoever builds the project at this scale. Who bears the risk of construction costs coming significantly higher than what was originally forecast?

Leon J. Olivier, EVP of Enterprise Energy Strategy and Business Development

The nature of these bids, Michael, will be that there will be a fixed price, right? So the EDCs though essentially get a fixed price contract from whoever the winner or winners are. And obviously as in every project, you build in contingency. The key thing with the offshore wind is you really have to understand the above water conditions and the below water conditions. And you have to have both of those well mapped out determining capacity factors and the ease of construction and you’ve really got to pick a timetable in schedule for in service that is supportable, and that has some contingency built into it. I mean the last thing I would say is you really need to pick a best-in-class developer, because if you don’t particularly with larger projects, you’re taking along a lot of risk which is why we picked Orsted as our partner. So there are fixed price contracts, there is O&M — the potential for O&M escalation over the contract period that will be embedded in the contract.

Jeff Kotkin, VP Investor Relations

Mike, anything else?

Michael Lapides, Analyst

No, I’m good. Thank you, guys.

Operator

Okay. Thanks, Mike. Our next question is from Travis Miller from Morningstar. Good morning, Travis.

Travis Miller, Analyst

Good morning, thank you. I was wondering on the water stuff. How much we could quantify, how much opportunity for inorganic or just acquisition investment is there in your area and then what’s your appetite for going outside of the North East and potentially there investing in or acquiring assets and operations there in the water business?

Philip J. Lembo, Chief Financial Officer and EVP

Travis, this is Phil. As I said in the earlier question really the rationale for us is that it’s a strategic, but it’s also a geographic fit. So certainly staying close to our geographic footprint is where we would be. The opportunity — there is still smaller municipally-owned water entities throughout the region that some of them are having financial distress and they’re looking for a way to monetize the assets and that type of thing. So there is existing — Aquarion already has a number and has done a number of these smaller acquisitions over time to, as you say, sort of build up the inorganic growth and that does add another percent or so to the growth rate. So there is still opportunities there, because the industry is still fragmented about 85% is not in investor-owned water company space, it’s really in the municipal space, so there are opportunities.

Travis Miller, Analyst

Are there hurdles just in terms of the muni side, are there hurdles outside of, as we know, with the publicly traded shareholder votes, approvals, is there — are there other hurdles that would stop you from going on a muni buying spree for a lack of better term?

Philip J. Lembo, Chief Financial Officer and EVP

Yeah, well I certainly wouldn’t use that term, buying spree. I would say that there are — in any municipal type of transaction, there are regulations that have to be overcome, that could be a town meeting, there could be mechanisms in place about where proceeds go from a sale. So it is fairly lengthy process that you need to go through in terms of identifying a potential working that, it could take several — ton of meetings to get something approved and that type of thing. So those would be the main hurdles there I’d say.

Travis Miller, Analyst

Okay, great , thanks.

Operator

Thanks, Travis. Next question is from Mike Weinstein from Credit Suisse. Good morning, Mike.

Michael Weinstein, Analyst

Hi, good morning, guys. Hey, Phil, is there a possibility that you guys might seek water companies outside of New England and do a more national strategy similar to the one that San Jose is pursuing or many of — many other players are?

Philip J. Lembo, Chief Financial Officer and EVP

No. I think in the last question I said that the geographic fit was important to us.

Michael Weinstein, Analyst

Right. And just in term — in terms of the filing, the first ruling on the fourth complaint from the ALJ. Do you think that’s an indication that they are a bit — this is how they’re going to treat the remand they’re not going to go back on their methodology and they’re going to stick with the original 2014 rulings?

Philip J. Lembo, Chief Financial Officer and EVP

Well, it’s just, as you know, it’s an ALJ and you could say initial decision or decision there, but it’s really up to the Commission to make the final determination. And I think we’ve all seen ALJ decisions that once they go out to the Commission, maybe moved in another direction, one way or another. So I would say two things, one, it’s positive that the ALJ decided what — what they did, what he did. We’ve felt all along that our ROE was not unjustified and not unreasonable. So it’s good to have that support there, but in terms of then taking that decision to the full commission, it’s not a guarantee that the — that that decision stays one way or the other.

Michael Weinstein, Analyst

Right. Lee, I was wondering maybe you could give an update on charging station infrastructure potential projects down the road at this point?

Leon J. Olivier, EVP of Enterprise Energy Strategy and Business Development

Michael, this is for EVs.

Michael Weinstein, Analyst

Yeah, yes.

Leon J. Olivier, EVP of Enterprise Energy Strategy and Business Development

Yeah. We have, as you know, approval in Massachusetts to spend up to $45 million for EV charging stations and working with the Department of Energy Resources, we have not put together a kind of routing methodology which is essentially kind of a North, South as Boston being the nucleus and then in East, West and Boston at the Springfield.

We are in the process of going out with solicitations for sites that would host the chargers and of course our role here in display is to basically build the infrastructure to the charges. We won’t own and operator charges. The policy here in Massachusetts is about the marketplace sell that which we think is the right thing to do. And this is — it’d be a couple year roll out, we are looking at about 389 sites, about 300 — 3,500 actually charging points that we would have. And I would just say that this is the beginning of the beginning in terms of the EV infrastructure upgrades that we’ll take to really get the state and the region into this kind of a low carbon, electricity based economy which we — where we see it going. As we look forward, we see more use of EVs over time, phase out of (inaudible) and obviously that will generate more load on both the transmission systems and on the distribution system. So we see the opportunity to more investment in upgrading both of those systems to support the electrification of the region.

Michael Weinstein, Analyst

Great. Okay, thank you.

Jeff Kotkin, VP Investor Relations

Thanks, Mike.

Operator

Thanks, Mike. Our next question is from Julien Dumoulin-Smith from Bank of America. Good morning.

Julien Dumoulin-Smith, Analyst

Hey, good morning, team.

Philip J. Lembo, Chief Financial Officer and EVP

Hi.

Leon J. Olivier, EVP of Enterprise Energy Strategy and Business Development

Good morning.

Philip J. Lembo, Chief Financial Officer and EVP

Good morning.

Julien Dumoulin-Smith, Analyst

Hey, so first just wanted to come back to meat-and-potatoes on the utilities real quickly. Can you comment on authorized and the ability to increase equity layers across the T&D side, but especially the T side. I think you guys using not a hypothetical, but a real capital structure there?

Philip J. Lembo, Chief Financial Officer and EVP

That’s correct. We use the capital structure that’s consistent in the jurisdiction that those transmission facilities are in. So — and as you know, we have been in for rate proceedings recently and I’ll have positive outcomes in terms of constructive for both the company and its customers in both Massachusetts and Connecticut in those levels have been established in those recent cases. So, really there is authorized levels that we are targeting in each of the jurisdictions.

Julien Dumoulin-Smith, Analyst

Got it. All right, excellent. And then turning back to the offshore side of the equation, can you guys comment a little bit about the scalability of the site? I mean obviously it can handle a couple of gigs and we have at least before us Massachusetts this month. But can you talk about the sort of scale advantages when you think about Connecticut, Rhode Island, New York and the ability to produce participate in all sort of in these concurrent RFPs. So just want to understand perhaps the scale and the timeline to seeing these awards happen if you think about it?

Leon J. Olivier, EVP of Enterprise Energy Strategy and Business Development

Yeah, Julien, this is Lee. I think in terms of the scale, we believe that we can produce at least 2,000 megawatts in potential outside of over 25 hundred megawatts of energy from the lease that we have, which is about 300 square miles. That energy can be transferred into the region through a number of any connection points, whether it’s at Somerset, Mass or in Bourne, Massachusetts or potentially for cables that run down into the IF, whether it’s in Long Island and actually you can reach New York actually overland as well through existing interconnections are holding the connections that need, relatively speaking, minor upgrade. So we see the market for that lease potentially being up to 2,500 megawatts interconnecting into Rhode Island, Connecticut, Massachusetts and New York. Obviously not likely you’re going to interconnect into Maine or New Hampshire because there is sufficient other Onshore Renewable energy there. And so we see a very bright future for that lease and there will be additional leases that will come up for auction later this year, we’ll see our interest in those at that time.

Julien Dumoulin-Smith, Analyst

Excellent. And can I ask you to elaborate a little bit more about the risk factors on offshore. Because I suppose we keep hearing out there in the marketplace around the perceived risks of being first to market but also in general around the technology. Can you speak to the risk mitigating factors here? I mean, when you think about the economics that you’re pursuing for these bids, are you reflecting expectations to buy I suppose outage insurance type products and things like that to address the risk profile here? And then can you speak to perhaps how you perceive the risk profile of these assets and the need to get compensated that in terms of the cost of capital as well? (Multiple Speakers)

Leon J. Olivier, EVP of Enterprise Energy Strategy and Business Development

Yeah, I mean — yeah, Julien, when I think of the risk profile of these assets, I mean the technology obviously is new to North America, but it’s not in Europe. There is a fairly long experience now in Europe only on these machines. Orsted who has developed the most offshore wind in the world has an excellent track record of getting these projects built right on schedule, on budget, meeting their returns. They are currently engaged in the two biggest offshore wind farms or really kind of any kind of power facilities in the world right now, which is in the UK, one for 1,200 megawatts, one for 1,400 megawatts. So they’ve got a good track record, they know the machines and they have really some excellent project management skills kind of proprietary software that evaluates the bottom. So they will completely evaluate which we pretty much have already, will do core bores to the bottom, we have wind data, we’re the only ones out in New England that have the floating BoE system.

All of that information really boils down to one thing. Our release really looks a lot like the leases in the non-sea in terms of wind speeds, projected capacity factors, ease of construction, so we feel actually very, very good. As you know, we have filed and received this FAS 41 status from the Bureau of Energy Management that gives us a high profile in that approval process. We have received strong support for offshore wind from the Interior department, including the secretary Ryan Zinke. And as I said earlier, you’ve got to have a projection of in-service that is realistic.

And because when you have a window for construction, you’ve got to meet that window, all the next thing you know that you’re up across. So we’ve put together a window of construction based upon the experience in Europe that we think is very conservative or conservative and we have contingency that’s built in to our bids and we’re also — we’ll have returns on these assets that are transmission like returns as good or better than those, and then clearly once you get in, if you are one of the first selected, you’ll have first mover advantage in every other future of solicitation.

Julien Dumoulin-Smith, Analyst

Transmission like returns being a slight premium to sort of the average distribution, right?

Reading between the lines.

Leon J. Olivier, EVP of Enterprise Energy Strategy and Business Development

Yeah. But a premium to it.

Julien Dumoulin-Smith, Analyst

Into transmission.

Leon J. Olivier, EVP of Enterprise Energy Strategy and Business Development

Yes.

Julien Dumoulin-Smith, Analyst

Okay.

Leon J. Olivier, EVP of Enterprise Energy Strategy and Business Development

It’s transmission like return. So transmission returns — you’ve got 11.74 in the region, they’re up around that range.

Julien Dumoulin-Smith, Analyst

Excellent. All right, Well, thank you to the whole team.

Leon J. Olivier, EVP of Enterprise Energy Strategy and Business Development

All right.

Jeff Kotkin, VP Investor Relations

Thanks, Julien. And we don’t have any more questions this morning. So we want to thank you for joining us. I would look forward to seeing you in the upcoming conferences and good luck with all the other earnings calls today.

Operator

And thank you ladies and gentlemen, this concludes today’s conference. We thank you for participating. You may now disconnect.

Certain Information Regarding Participants:

Eversource Energy (“Eversource”) and certain of its trustees, executive officers and employees may be deemed participants in the solicitation of proxies from Connecticut Water Service, Inc. (“CTWS”) shareholders in connection with CTWS’s Special Meeting of Shareholders. Information about the interests in CTWS of Eversource and such trustees, executive officers and employees is set forth in a preliminary proxy statement that was filed with the SEC on April 27, 2018 (the “Eversource Proxy”).

Additional Information:

Investors are urged to read in its entirety the Eversource Proxy, which is available now, and the definitive proxy statement and any other relevant documents filed with the SEC when they become available, because they contain (or will contain) important information. The Eversource Proxy, and any other documents filed by Eversource with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. The Eversource Proxy and such other documents may also be obtained free of charge by contacting D.F. King & Co., Inc. at: (800) 967-5071 or 48 Wall Street, 22nd Floor, New York, New York 10005.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to a proposal that Eversource has made for a business combination transaction with CTWS. In furtherance of this proposal and subject to future developments, if Eversource and CTWS agree on a negotiated transaction, Eversource and CTWS may file one or more registration statements, tender offer statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Eversource and/or CTWS file with the SEC in connection with the proposed transaction. Investors are urged to read carefully the registration statement(s), tender offer statement(s), tender offer statement(s), prospectus(es), proxy statement(s) and other documents filed with the SEC when they become available because they will contain important information about Eversource, CTWS and the proposed transaction. Investors may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Eversource’s Investor Relations department at (860) 665-5154 or by email to jeffrey.kotkin@eversource.com.

Forward Looking Statements:

This document contains Eversource’s expectations, beliefs, plans, objectives, goals, strategies, assumptions of future events, future financial performance or growth and other statements that are not historical facts, including statements with respect to plans and intentions regarding the Eversource Proposal and the anticipated results and benefits from the transaction. These statements are “forward-looking statements.” In some cases, readers can identify these forward-

looking statements through the use of words or phrases such as “estimate,” “expect,” “anticipate,” “intend,” “plan,” “project,” “believe,” “forecast,” “should,” “could” and other similar expressions. We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of the control of management. These risks and uncertainties include, but are not limited to the following: that we may fail to reach agreement on terms of a potential transaction with CTWS, or fail to complete any such transaction on a timely basis or on favorable terms; negative effects on CTWS’s business resulting from the pendency of the merger proposals; that we may not receive regulatory approvals within the expected timeframe; and that we may not be able to close the proposed transaction with CTWS promptly and effectively, or at all. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.